                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F.  X                     Form 40-F.
                     -----                             -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes.                              No.  X
               -----                            -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

     China Southern Airlines Company Limited (the "Company") on or around April 3rd, 2003 distributed its Annual Report, together with the Revised and Restated Notice of Annual General Meeting, Form of Proxy for Annual General Meeting, and Reply Slip, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        BY  /s/ Su Liang
                                           -------------------------------------
                                            Name: Su Liang
                                            Title: Company Secretary


Date: April 14, 2003

Contents

     2     Company Profile

     3     Corporate Information

     4     Financial Highlights

     6     Chairman's Statement

     10    Management's Discussion and Analysis of
             Financial Condition and Results of Operations

     21    Report of the Directors

     41    Report of the Supervisory Committee

     42    Report of the International Auditors

     43    Consolidated Profit and Loss Account

     44    Consolidated Balance Sheet

     46    Balance Sheet

     48    Consolidated Statement of Changes in Shareholders' Equity

     49    Consolidated Cash Flow Statement

     51    Notes to the Financial Statements

     109   Five Year Summary

     111   The Board of Directors, Supervisory Committee
             and Senior Administrative Officers

     116   Glossary

Company Profile

China Southern Airlines Company Limited (the "Company") together with its subsidiaries (collectively, the "Group") is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2002, the Group continued to rank first among all Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet.

As of the year end of 2002, the Group operated 349 routes, of which 286 were domestic, 43 were international and 20 were Hong Kong regional. The Group operates the most extensive domestic route network among all Chinese airlines. In 2002, the Group operated an average of 4,282 landings and take-offs per week serving 88 destinations, covering 64 cities in China including Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Changsha, Zhengzhou, Xiamen, Xian and Chengdu. Most of these cities served by the Group are located in commercial centres or rapidly developing economic regions in China. The Group's headquarters is located in Guangzhou, one of the gateway cities of China. Located in the rapidly developing Pearl River Delta region, Guangzhou is the transportation hub of Southern China.

In addition to its main route base in Guangzhou, the Group maintains 10 regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Haikou, Zhuhai, Xiamen, Guilin, Shantou and Guiyang. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

The Group operates a portion of its air transportation business through its subsidiaries, namely Xiamen Airlines Company Limited, Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Zhuhai Airlines Company Limited and Guizhou Airlines Company Limited (collectively, the "Airline Subsidiaries"). Each of the Airline Subsidiaries is 60%-owned by the Company.

As of 31 December, 2002, the Group operated a fleet of 122 aircraft, consisting primarily of Boeing 737-200, 737-300, 737-500, 737-700, 737-800, 747-200,
747-400, 757-200, 777-200 and Airbus 320-200 aircraft. Most of the Aircraft were held under finance and operating leases. The average age of the Group's fleet was 7.76 years as of the year end of 2002.

Corporate Information

Directors

Executive Directors
Yan Zhi Qing
  (Chairman of the Board of Directors)

Wang Chang Shun
  (Vice Chairman of the Board of Directors,
    President)

Wang Shao Xi (Director)
Zhang Rui Ai (Director)
Zhou Yong Jin (Director)
Xu Jie Bo (Director, Chief Financial Officer)
Wu Rong Nan (Director)

Independent Non-Executive Directors
Simon To
Peter Lok
Wei Ming Hai

Supervisors
Liang Hua Fu
  (Chairman of the Supervisory Committee)
Gan Yu Hua (Supervisor)
Li Qi Hong (Supervisor)

Company Secretary
Su Liang

Authorised Representatives
Xu Jie Bo
Su Liang

Principal Bankers
The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China

Legal Advisers to the Company
O'Melveny & Myers LLP
Z&T Law Firm

Share Registrar
Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

The Bank of New York
Investor Relations
P.O. Box 11258

Church Street Station
New York, NY 10286-1258, U.S.A.

Corporate Headquarters
Baiyun International Airport
Guangzhou
P.R.C.
Website: www.cs-air.com

Place of Business in Hong Kong
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

International Auditors
KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong


Financial Highlights

The Board of Directors of the Company is pleased to present below the consolidated results of the Group for the year ended 31 December, 2002, prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the comparative figures for the corresponding period in 2001. The following consolidated results should be read in conjunction with the financial statements and the Report of the International Auditors contained in this annual report (the "Annual Report").

Consolidated Profit and Loss Account

                                                                                         2002
                                       For the year ended 31 December,                  vs 2001
                                 -------------------------------------------------      Increase/
                                    2002        2001          2002          2002       (decrease)
                                   RMB'000     RMB'000       HK'000        US'000          %
                                 ----------   ---------    ----------    ---------     ----------
Traffic revenue:
Passenger                        15,695,622   15,055,496   14,791,841    1,896,225         4.3
Cargo and mail                    1,786,270    1,406,036    1,683,413      215,803        27.0
                                 ----------   ---------    ----------    ---------     ----------
                                 17,481,892   16,461,532   16,475,254    2,112,028         6.2
Other operating revenue             536,728      418,126      505,822       64,843        28.4
                                 ----------   ---------    ----------    ---------     ----------
Total operating revenue          18,018,620   16,879,658   16,981,076    2,176,871         6.7
                                 ----------   ---------    ----------    ---------     ----------
Operating expenses:
Flight operations                 6,732,543    6,905,628    6,344,871      813,374        (2.5)
Maintenance                       2,333,419    2,014,579    2,199,057      281,906        15.8
Aircraft and traffic servicing    2,511,284    2,297,521    2,366,680      303,394         9.3
Promotion and sales               1,499,587    1,540,780    1,413,238      181,169        (2.7)
General and administrative        1,060,010      892,233      998,973      128,062        18.8
Depreciation and
  amortisation                    1,839,871    1,814,974    1,733,928      222,279         1.4
Other                                15,829       13,270       14,918        1,912        19.3
                                 ----------   ----------   ----------    ---------     ----------
Total operating expenses         15,992,543   15,478,985   15,071,665    1,932,096         3.3
                                 ----------   ----------   ----------    ---------     ----------
Operating profit                  2,026,077    1,400,673    1,909,411      244,775        44.7
                                 ----------   ----------   ----------    ---------     ----------



                                                                                         2002
                                       For the year ended 31 December,                  vs 2001
                                 -------------------------------------------------      Increase/
                                    2002        2001          2002          2002       (decrease)
                                   RMB'000     RMB'000       HK'000        US'000          %
                                 ----------   ---------    ----------    ---------     ----------
Non-operating
  income/(expenses):
Share of associated
  companies' results              36,988        53,077        34,858         4,469      (30.3)
Share of jointly controlled
  entities' results               (3,352)       (4,034)       (3,159)         (405)     (16.9)
Gain/(loss) on sale
  of fixed assets                170,740       (55,889)      160,908        20,627      405.5


                                                                                         2002
                                       For the year ended 31 December,                  vs 2001
                                 -------------------------------------------------      Increase/
                                    2002        2001          2002          2002       (decrease)
                                   RMB'000     RMB'000       HK'000        US'000          %
                                 ----------   ---------    ----------    ---------     ----------
Interest income                   52,618        49,878        49,588         6,357        5.5
Interest expense                (959,193)     (933,717)     (903,961)     (115,882)       2.7
Exchange (loss)/gain, net       (175,451)      296,777      (165,348)      (21,197)    (159.1)
Other, net                        (9,328)      (11,509)       (8,789)       (1,127)     (19.0)

Total net non-operating
  expenses                      (886,978)     (605,417)     (835,903)     (107,158)      46.5

Profit before taxation
  and minority interests       1,139,099       795,256     1,073,508       137,617       43.2
Taxation                        (398,227)     (320,519)     (375,296)      (48,111)      24.2

Profit before minority
  interests                      740,872       474,737       698,212        89,506       56.1
Minority interests              (165,111)     (134,512)     (155,604)      (19,947)      22.7

Profit attributable to
  shareholders                   575,761       340,225       542,608        69,559       69.2

Basic earnings per share         RMB0.17       RMB0.10       HK$0.16      US$0.021       69.2


Note: The above consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0611 and US$1.00 to RMB8.2773, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2002. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2002 or on any other date.



Chairman's Statement

Chairman's Statement
Opportunities from
industry-wide restructuring
being closely explored to gain
economies of scale

Dear shareholders:

2002 was a very challenging year for the Group. With the assistance of hardworking staff, the Group recorded a traffic volume of over 20 million passengers for the year, and is expected to rank among the world's top 20s in terms of passenger carried. Our air cargo business also reported steady growth in line with our strategic objectives. However, the Group faced tremendous pressure for its operation due to higher insurance premiums subsequent to the 911 incident in U.S., a weak US dollar versus Japanese yen and an increase in landing and take-off fees. Meanwhile, market competition within the domestic airline industry remained highly intense, with lower air fares resulting in a decrease in yield. During the year, the Group imposed stringent cost controls and managed to achieve increases in operating revenue and net profit by 6.7% and 69.2% respectively when compared to last year.

Under the full support and leadership of the PRC government, on 11 October, 2002 Southern Airlines (Group) (the Company's controlling shareholders), China Northern Airlines ("Northern Airlines") and Xinjiang Airlines ("Xinjiang Airlines") restructured and consolidated into a new airline group named as China Southern Air Group after a long period of preparation. On the same date, Southern Airlines (Group) changed its official name to China Southern Air Holding Company ("CSAHC"). Such restructuring and consolidation has provided the Group with new development opportunities. Currently, CSAHC and the Group are preparing for the injection of the airline businesses of Northern Airlines and Xinjiang Airlines into the Group in order to achieve economies of scale and enhance the competitiveness of the core business. Meanwhile, the Group has entered into revenue sharing agreements with Northern Airlines and Xinjiang Airlines on jointly operated routes. Since 1 January, 2003, the three airlines have also started a code sharing arrangement, whereby the flight code of CZ is used for the three airlines' domestic flights. The arrangement is operating smoothly at the moment.

Meanwhile, the Group invested in Sichuan Airlines Corporation Limited and China Postal Airlines Limited to further expand our market shares in Southwestern China and in the area of postal transportation. Besides, we jointly established Zhuhai Xiang Yi Aviation Technology Company Limited, the first sino-foreign joint venture company engaging in aviation training services in the PRC with CAE of Canada. We also jointly established CSN-ETC E-Commerce Limited, an online passenger ticketing company with an independent network operator to enhance integration of operational standards, and to effectively attract funds and market resources while at the same time saving operating costs.

To cope with the needs of market and routes network expansion, the Group has been continuing to expand its aircraft fleet to maintain sufficient traffic capability to tap market growth and to develop its passenger and cargo businesses. The Group expects to raise capital in the domestic A Share market to finance the acquisitions of aircraft. The Group is pleased to announce that the proposed A share listing in the domestic market has been approved at the shareholders' general meeting at the beginning of 2002. Currently, the project is proceeding at a steady pace. The A share listing, if successfully completed, will not only expand the fund raising channel of the Group, but will also enable it to further strengthen its corporate governance standards.

In 2002, the Group recorded a faster growth in its air freight business, especially in the international cargo sector. We will continue to boost the development of our cargo business. With the completion of the construction and commencement of operation of the Guangzhou new international airport and the potential demand for logistics services in the Pearl River Delta, the Group believes that its air freight business will contribute growth to the Group in real terms in the next few years.

Looking forward, 2003 will be a year of opportunities and challenges for the PRC aviation industry. The intended restructuring among the Group, Northern Airlines and Xinjiang Airlines is expected to provide the Group with opportunities for network expansion and increase in market shares, while the proceeds from the proposed A Shares listing will provide impetus for future development. On the other hand, the volatile situations of the international community, especially in the Middle East, among other factors of instability, will have great impact on the global economy, while high fuel prices will exert great pressure on the operating costs of airlines.

The top priority of our management is to achieve a coherent enterprise development vision after the anticipated group restructuring and consolidation, and to cultivate the vision into a pragmatic and innovative corporate culture. Our objectives are to enhance our overall management quality; to provide the customers with products and services of enhanced safety, efficiency, convenience and comfort; and to achieve economies of scale. This is the goal towards which the Group will strive incessantly.

On behalf of the board, I would like to take this opportunity to express our gratitude to our hardworking management and staff, and to our shareholders for their support to the Group.

Yan Zhi Qing
Chairman

Guangzhou, the PRC
14 March, 2003


Management's Discussion and Analysis of
Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations With aggressive cost controls to meet challenges

The following discussion and analysis should be read in conjunction with the financial statements of the Group contained elsewhere in this Annual Report. The Group maintains its books and accounts in accordance with generally accepted accounting principles in the PRC ("PRC GAAP") and prepares its financial statements in accordance with both PRC GAAP and IFRS. The financial statements contained elsewhere in this Annual Report have been prepared in accordance with IFRS. IFRS differs in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

Overview

During the year, with the PRC government continued measures to maintain the momentum of economic growth, the PRC aviation market continued to show steady growth, as evidenced by a rise in passenger load factor of the Group. However, passenger yield per RPK decreased as a result of increased competition among the PRC airlines. On the international front, traffic volume increased significantly as a result of growth in demand for Southeast Asian routes and other international routes operated by the

Group.

The Group conducts a portion of its airline operations through the Airline Subsidiaries. Operating results for the Airline Subsidiaries are included in each of the years presented in the consolidated financial statements. The Airline Subsidiaries, which derive substantially all of their operating revenue from passenger traffic, accounted for 29.7% and 26.8% of the Group's total operating revenue, and 34.2% and 34.5% of the Group's total passengers carried, in 2001 and 2002, respectively. Xiamen Airlines is the largest member of the Airline Subsidiaries, with operating revenue of RMB3,185 million and RMB3,278 million in 2001 and 2002, respectively, or 18.9% and 18.2% of the Group's total operating revenue.

The Group's operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group's flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group's airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group's operating expenses is fixed costs that do not vary proportionally based on the Group's yields or load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labour costs for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group's yields or load factors would have a material effect on the Group's results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labour costs and depreciation do not vary based on the number of flights flown. Thus, the Group's operating results can also be substantially affected by minor changes in aircraft utilisation rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognised a net exchange gain of RMB297 million and a net exchange loss of RMB175 million in 2001 and 2002, respectively. These amounts represented mainly unrealised exchange differences resulting from the retranslation of the foreign currency borrowings as at the years ended 2001 and 2002.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group's performance. The Group's financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group's airline operations are regulated by the Civil Aviation Administration of China (the "CAAC"), the Group's operating revenues and expenses are directly affected by CAAC's policies with respect to domestic airfares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC's control over route allocations. Any changes in the CAAC's regulatory policies, or any implementation of such policies could have a significant impact on the Group's future operations and its ability to implement its operating strategy.


Certain Financial Information and Operating Data by Geographic Region

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2001 and 2002:




                                                                                2002
                                                                                 vs
                                                  For the year ended            2001
                                                     31 December,             Increase/
                                                ----------------------       (decrease)
                                                 2002            2001            %
                                                ------          ------        --------
Traffic
Revenue passenger kilometres (RPK) (million)
- Domestic                                      22,092          19,447          13.6
- Hong Kong regional                             1,081           1,060           2.0
- International                                  5,767           4,550          26.7
                                                ------          ------
Total                                           28,940          25,057          15.5
                                                ======          ======
Revenue tonne kilometres (RTK) (million)

- Domestic                                       2,532           2,217          14.2
- Hong Kong regional                               108             105           2.9
- International                                    974             712          36.8
                                                ------          ------
Total                                            3,614           3,034          19.1
                                                ======          ======
Passengers carried (thousand)

  - Domestic                                    18,535          16,499          12.3
  - Hong Kong regional                           1,369           1,409          (2.8)
  - International                                1,589           1,213          31.0
                                                ------          ------
Total                                           21,493          19,121          12.4
                                                ======          ======
Cargo and mail carried (thousand tonne)

  - Domestic                                       404             348          16.1
  - Hong Kong regional                              14              14            --
  - International                                   52              36          44.4
                                                ------          ------
Total                                              470             398          18.1
                                                ======          ======



                                                                                2002
                                                                                 vs
                                                  For the year ended            2001
                                                     31 December,             Increase/
                                                ----------------------       (decrease)
                                                 2002            2001            %
                                                ------          ------        --------
Capacity

Available seat kilometres (ASK) (million)
  - Domestic                                   33,753           31,393           7.5
  - Hong Kong regional                          1,746            1,690           3.3
  - International                               8,746            6,981          25.3
                                               ------           ------
Total                                          44,245           40,064          10.4
                                               ======           ======

Available tonne kilometres (ATK) (million)
  - Domestic                                    3,924            3,622           8.3
  - Hong Kong regional                            193              185           4.3
  - International                               1,798            1,317          36.5
                                               ------           ------
Total                                           5,915            5,124          15.4
                                               ======           ======



                                                                                2002
                                                                                 vs
                                                  For the year ended            2001
                                                     31 December,             Increase/
                                                ----------------------       (decrease)
                                                 2002            2001            %
                                                ------          ------        --------
Load factors

Passenger load factor (RPK/ASK) (%)
  - Domestic                                     65.5             61.9           5.8
  - Hong Kong regional                           61.9             62.7          (1.3)
  - International                                65.9             65.2           1.1

Total                                            65.4             62.5           4.6
                                                 ====             ====

Overall load factor (RTK/ATK) (%)
  - Domestic                                     64.5             61.2           5.4
  - Hong Kong regional                           55.8             56.8          (1.8)
  - International                                54.2             54.1           0.2

Total                                            61.1             59.2           3.2
                                                 ====             ====


                                                                                2002
                                                                                 vs
                                                  For the year ended            2001
                                                     31 December,             Increase/
                                                ----------------------       (decrease)
                                                 2002            2001            %
                                                ------          ------        --------
Yield

Yield per RPK (RMB)

  - Domestic                                     0.55             0.62           (11.3)
  - Hong Kong regional                           0.98             1.06            (7.5)
  - International                                0.42             0.41             2.4
Total                                            0.54             0.60           (10.0)
                                                =====            =====
Yield per RTK (RMB)
  - Domestic                                     5.21             5.83           (10.6)
  - Hong Kong regional                          10.36            11.26            (8.0)
  - International                                3.25             3.31            (1.8)
Total                                            4.84             5.43           (10.9)
                                                =====            =====
Fleet

Total number of aircraft in service at year end
  - Boeing                                        102               91            12.1
  - Airbus                                         20               20              --
                                                -----            -----
Total                                             122              111             9.9
                                                =====            =====
Overall utilisation rate (hours per day)
- Boeing                                          9.9              9.2             7.6
- Airbus                                          9.3              8.9             4.5
                                                  9.8              9.1             7.7
                                                =====            =====
Cost
- Operating cost per ASK (RMB)                   0.36             0.39            (7.7)
                                                =====            =====
- Operating cost per ATK (RMB)                   2.70             3.02           (10.6)
                                                =====            =====

2002 Compared with 2001

The Group recorded a net profit of RMB576 million for 2002, as compared to a net profit of RMB340 million for 2001. The Group's operating revenue increased by RMB1,139 million or 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. Passenger load factor increased by 2.9 percentage points from 62.5% in 2001 to 65.4% in 2002. Passenger yield (in passenger revenue per RPK) decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002. Average yield (in traffic revenue per RTK) decreased by 10.9% from RMB5.43 in 2001 to RMB4.84 in 2002. Operating expenses increased by RMB514 million or 3.3% from RMB15,479 million in 2001 to RMB15,993 million in 2002. As operating revenue increased more than operating expenses, operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002. The Group's net non-operating expenses increased by 46.5%, from RMB605 million in 2001 to RMB887 million in 2002, mainly due to an unfavourable movement in exchange differences of RMB472 million, partly offset by a gain on disposal of four Boeing 757-200 aircraft of RMB199 million. Overall, the Group's net profit increased by 69.2%, from RMB340 million in 2001 to RMB576 million in 2002.

Operating Revenue

Substantially all of the Group's operating revenue is attributable to its airline operations. Traffic revenue in 2002 and 2001 accounted for 97.0% and 97.5% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 89.8% and 10.2% respectively of total traffic revenue in 2002. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines that operate flights in and out of airports in Southern China (including the airports in Guangzhou, Shenzhen, Xiamen and Wuhan), air catering services and aircraft lease income.

Operating revenue increased by 6.7% from RMB16,880 million in 2001 to RMB18,019 million in 2002. This increase was primarily due to a 4.3% rise in passenger revenue from RMB15,055 million in 2001 to RMB15,696 million in 2002 due to higher traffic volume. The total number of passengers carried increased by 12.4% to 21.49 million passengers in 2002. RPKs increased by 15.5% from 25,057 million in 2001 to 28,940 million in 2002, primarily as a result of an increase in passengers carried. However, passenger yield decreased by 10.0% from RMB0.60 in 2001 to RMB0.54 in 2002, mainly as a result of a fall in the average fares resulting from increased competition.

Domestic passenger revenue, which accounted for 78.0% of total passenger revenue in 2002, increased by 1.4% from RMB12,068 million in 2001 to RMB12,234 million in 2002. For the Group's domestic routes, passenger traffic in RPKs increased by 13.6%, while passenger capacity in ASKs increased by 7.5%, resulting in 3.6 percentage points increase in passenger load factor, or an increase of 5.8% from 2001. Passenger yield, however, decreased from RMB0.62 in 2001 to RMB0.55 in 2002 mainly as a result of increased competition among the PRC airlines.

Hong Kong passenger revenue, which accounted for 6.7% of total passenger revenue, decreased by 6.5% from RMB1,128 million in 2001 to RMB1,055 million in 2002. For Hong Kong flights, passenger traffic in RPKs increased by 2.0%, while passenger capacity in ASKs increased by 3.3%, resulting in 0.8 percentage point decrease in passenger load factor, or a decrease of 1.3% from 2001. Passenger yield decreased from RMB1.06 in 2001 to RMB0.98 in 2002 mainly due to slack in traffic volume.

International passenger revenue, which accounted for 15.3% of total passenger revenue, increased by 29.4% from RMB1,860 million in 2001 to RMB2,407 million in 2002. For international flights, passenger traffic in RPKs increased by 26.7%, while passenger capacity in ASKs increased by 25.3%, resulting in a 0.7 percentage point gain in passenger load factor, or an increase of 1.1% from 2001. Passenger yield increased slightly by 2.4% from RMB0.41 in 2001 to RMB0.42 in 2002.

Cargo and mail revenue, which accounted for 10.2% of the Group's total traffic revenue and 9.9% of total operating revenue, increased by 27.0% from RMB1,406 million in 2001 to RMB1,786 million in 2002. The increase was primarily due to the opening of two international cargo routes in 2002.

Other operating revenue increased by 28.4% from RMB418 million in 2001 to RMB537 million in 2002. The increase was primarily due to increase in fees charged for ground services rendered to other Chinese airlines as the traffic volume increased as well as an income from a lease arrangement effected during the year.

Operating Expenses

Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repairs and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities (collectively, "promotion and sales expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

Total operating expenses in 2002 amounted to RMB15,993 million, representing an increase of 3.3% or RMB514 million over 2001, primarily due to the combined effect of the growth in operations and increase in maintenance expenses. Total operating expenses as a percentage of total operating revenue decreased from 91.7% in 2001 to 88.76% in 2002 as the increase in operating revenue exceeded the increase in operating expenses.

Flight operation expenses, which accounted for 42.1% of total operating expenses, decreased by 2.5% from RMB6,906 million in 2001 to RMB6,733 million in 2002, mainly due to a decrease in operating lease rentals. Fuel costs, which accounted for 52.3% of flight operations expenses decreased by 0.8% from RMB3,549 million in 2001 to RMB3,519 million in 2002 mainly resulting from decreased fuel prices. Operating lease rentals decreased by 25.9% from RMB1,913 million in 2001 to RMB1,417 million in 2002, primarily due to the termination of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines in January 2002. Catering expenses increased by 12.8% from RMB554 million in 2001 to RMB625 million in 2002, reflecting primarily an increase in number of passengers carried. Aircraft insurance costs increased by 108.1% from RMB123 million in 2001 to RMB256 million in 2002, largely due to a rise in the rates of aircraft insurance premiums subsequent to the 911 incident of the United States. Labour costs for flight personnel increased by 18.9% from RMB657 million in 2001 to RMB781 million in 2002, largely due to an increase in flight hours as well as an increase in bonuses for flight personnel.

Maintenance expenses which accounted for 14.6% of total operating expenses, increased by 15.8% from RMB2,015 million in 2001 to RMB2,333 million in 2002. The increase was primarily attributable to a 15.7% increase in aircraft maintenance and repair charges from RMB1,845 million in 2001 to RMB2,135 million in 2002, mainly as a result of the effect of fleet expansion in recent years and the growth in operations.

Aircraft and traffic servicing expenses, which accounted for 15.7% of total operating expenses, increased by 9.3% from RMB2,298 million in 2001 to RMB2,511 million in 2002. The increase primarily resulted from 9.1% rise in landing and navigation fees from RMB2,157 million in 2001 to RMB2,353 million in 2002, as the number of flights increased.

Promotional and sales expenses, which accounted for 9.4% of total operating expenses, decreased by 2.7% from RMB1,541 million in 2001 to RMB1,500 million in 2002. The decrease was due to 15.9% decrease in sale commissions and bonuses paid to sales agents because of tighter cost controls exercised by the Group.

General and administrative expenses, which accounted for 6.6% of total operating expenses, increased by 18.8% from RMB892 million in 2001 to RMB1,060 million in 2002. This was mainly due to an increase in staff salaries and welfare benefits of 27.8% from RMB439 million in 2001 to RMB561 million in 2002 and increased scale of operations.

Depreciation and amortisation, which accounted for 11.5% of total operating expenses, increased by 1.4% from RMB1,815 million in 2001 to RMB1,840 million in 2002. This was primarily as a result of the additions of aircraft during 2002.

Operating Profit

Operating profit increased by 44.7% from RMB1,401 million in 2001 to RMB2,026 million in 2002, as operating revenue increased by RMB1,139 million or 6.7% from 2001, while operating expenses increased by RMB514 million or 3.3% over the same period.

Non-operating Income/(Expenses)

Interest expense increased by 2.7% from RMB934 million in 2001 to RMB959 million in 2002, mainly reflecting the additional bank loans borrowed to finance the acquisitions of aircraft, partly offset by scheduled debt repayments during the year.

Interest income increased by 5.5% from RMB50 million in 2001 to RMB53 million in 2002.

This was mainly due to an increase in cash balances.

The Group recognised a net gain on sale of fixed assets of RMB171 million in 2002, mainly resulting from disposal of four Boeing 757-200 aircraft.

During 2002, the Group recorded a net exchange loss of RMB175 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

Taxation

The Group is subject to PRC income tax at a rate of 33%.

Taxation expense increased by 24.2% from RMB321 million in 2001 to RMB398 million in 2002, reflecting primarily an increase in profit before taxation. A deferred tax asset of RMB149 million was recognised at 31 December, 2002 in respect of the unrelieved PRC tax losses brought forward from prior years. Such tax losses are available for carry-forward to offset against future PRC taxable profits for a maximum period of 5 years.

Minority Interests

Minority interests increased by 22.7% from RMB135 million in 2001 to RMB165 million in 2002, primarily as a result of an increase in net profits of the Group's Airline Subsidiaries.

Liquidity, Financial Resources and Capital Structure

As at 31 December, 2002, the Group's borrowings totalled RMB19,275 million, representing an increase of RMB4,326 million from RMB14,949 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB6,807 million, RMB2,115 million, RMB2,111 million, RMB2,061 million and RMB6,181 million will be repayable in 2003, 2004, 2005, 2006, 2007 and thereafter respectively. As at 31 December, 2002, cash and cash equivalents of the Group totalling RMB3,771 million, of which 23.7% were denominated in foreign currencies (mainly in United States dollars), increased by 33.8% from RMB2,819 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 27.8% to RMB15,504 million.

As at 31 December, 2002, the Group's shareholders' equity amounted to RMB9,613 million, representing an increase of RMB391 million from RMB9,222 million last year.

Net debt/equity ratio of the Group at 31 December, 2002 was 1.61 times, as compared to 1.30 times last year.

Financial risk management policy

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was the result of its having foreign currency debts. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure associated with the fluctuations in domestic jet fuel prices.

Charges on assets

As at 31 December, 2002, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,783 million (2001: RMB14,295 million) were pledged as collateral under certain loan and lease agreements. Details of charges are set out in note 10, 21 and 22 to the financial statements.

Commitments and Contingencies

As at 31 December, 2002, the Group had capital commitments of approximately RMB9,548 million. Of such amounts, RMB5,876 million is related to the acquisition of aircraft and related flight equipment and RMB3,127 million is related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new international airport. The remaining amounts of RMB545 million is related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the PRC Government and may be subject to change depending on the timing of such approvals, prevailing market condition, the availability of financing and other relevant factors.

As at 31 December, 2002, the Group was committed to make a capital contribution of approximately RMB60 million and RMB201 million to its jointly controlled entity and associated company.

Details of the capital and investing commitments are set out in note 29 to the financial statements.

Major contingent liabilities of the Group at 31 December, 2002 are set out in note 30 to the financial statements.

Report of the Directors

Report of the Directors
The Group continues
to strive for maximising value
for Shareholders

The Board of Directors of the Company hereby presents this report and the audited consolidated financial statements of the Group for the year ended 31 December, 2002.

Principal Activities, Operating Results and Financial Position

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses including aircraft maintenance and air catering operations. The Group is one of the largest airlines in China. In 2002, the Group ranked first among all Chinese airlines in terms of passenger traffic volume, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the results of operations for the year ended 31 December, 2002, and the financial position of the Company and the Group as of that date in accordance with International Financial Reporting Standards ("IFRS"). See pages 42 to 108 of this Annual Report.

Five Year Summary

A summary of the results and the assets and liabilities of the Group for the five-year period ended 31 December, 2002 are set out on pages 109 and 110 of this Annual Report.

Acquisition of Assets from CSAHC

On 29 August, 2002, the Company entered into agreements with CSAHC to acquire 90% registered capital in each of Guangzhou Aviation Hotel, South China International Aviation & Travel Services Company and Southern Airlines Advertising Company of CSAHC at considerations of RMB99,048,000, RMB4,999,000 and RMB3,799,000 respectively. The remaining 10% registered capital in each of these companies is still held by CSAHC. Following the transfer, Guangzhou Aviation Hotel, South China International Aviation and Travel Services Corporation and Southern Airlines Advertising Company became subsidiaries of the Company.

The Board of the Directors believes that the aforesaid transactions may enable the Company to achieve vertical integration and cost control and help the Company to expand its service base and enhance its brand name.

A Shares Issue Plan

The Company has applied to the relevant PRC authorities for the issue of not more than 1,000,000,000 A Shares and the listing of such A Shares on the Shanghai Stock Exchange (the "A Shares Issue Plan"). The A Shares Issue Plan was approved by the Independent shareholders at the Extraordinary General Meetings held on 26 March, 2002 and 21 May, 2002, and the Board was authorised to plan for and on behalf of the Company deal with all relevant matters relating to the A Shares Issue.

Consolidation and Restructuring

On 11 October, 2001, the State Council of PRC approved the consolidation and restructuring among CSAHC, Northern Airlines and Xinjiang Airlines. The name of such new entity is China Southern Air Group.

Dividends

No interim dividend was paid during the year ended 31 December, 2002 (2001:
Nil).

The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2002.

A final dividend of RMB0.02 per share totalling RMB67,484,000 in respect of the previous financial year was approved and paid during the year.

Bank Loans and Other Borrowings

Details of the bank loans and other borrowings of the Company and the Group are set out in notes 21 and 22 to the financial statements.

Interest Capitalisation

For the year ended 31 December, 2002, RMB64,186,000 interest (2001:
RMB5,227,000) was capitalised as the cost of construction in progress and fixed assets.

Fixed Assets

Fixed assets of the Company and the Group and movements of fixed assets during the year ended 31 December, 2002 are set out in note 10 to the financial statements.

Major Customers and Suppliers

The Group's five largest customers in the aggregate did not exceed 30% of the Group's total operating revenue (i.e. turnover) for the year ended 31 December, 2002.

The largest supplier and the aggregate of the five largest suppliers represented approximately 53% and 64%, respectively, of the Group's total purchases (not including purchases of items which are of a capital nature) for the year ended 31 December, 2002.

At no time during the year ended 31 December, 2002 have any Directors, associates of Directors or shareholders of the Company owning, to the knowledge of the Directors, more than 5% of the Company's share capital had any interest in the Group's five largest customers or suppliers.

Taxation

Details of taxation of the Company and the Group are set out in note 7 to the financial statements.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 26 to the financial statements.

Employees and Employees' Pension Scheme

As at 31 December, 2002, the Group had an aggregate of 17,031 employees (2001:
16,368). Details of the employees' pension schemes and other welfare are set out in note 28 to the financial statements.

Subsidiaries

Details of the principal subsidiaries of the Company are set out in note 35 to the financial statements.

Share Capital Structure

As at 31 December, 2002, the total share capital of the Company was 3,374,178,000 shares, of which approximately 65.2% (2,200,000,000 state-owned shares) is held by CSAHC and approximately 34.8% (1,174,178,000 H shares) is held by Hong Kong and overseas shareholders.

Substantial Shareholders

As at 31 December, 2002, the following shareholders had an interest of 10% or more in the Company's shares:

                                                                           Approximate
                                                                        Percentage of the
Name                                    Number of Shares              Total Number of Shares
----                                    ----------------              ----------------------
CSAHC                                     2,200,000,000                       65.20%
HKSCC Nominees Limited                    1,148,129,999                       34.03%


The following persons have informed the Company that the Company's H shares held by them as at 31 December, 2002 in CCASS's stock accounts of HKSCC Nominees Limited were more than 10% of the total number of H shares issued by the
Company:

                                                                              Approximate
                                                                           Percentage of the
Name                                           Number of H Shares        Total Number of Shares
----                                           ------------------        ----------------------
The Hongkong and Shanghai
  Banking Corporation Limited                    643,649,717                       54.82%
Standard Chartered Bank                          154,060,050                       13.12%


Save for the information above, as at 31 December, 2002, the Company is not aware of any interests which are required to be reported pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 369 of the Laws of Hong Kong) (the "SDI Ordinance").

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2002.

Use of Proceeds from H Share Offering

As stated in the 2001 Annual Report of the Company, as of 31 December, 2001, the Company had RMB40 million remaining from the proceeds of the Company's initial public offering. As at 31 December, 2002, the sum of RMB40 million remained unused.

Consistent with the disclosure in the Prospectus of the Company dated July 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 31 December, 2002 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects including the development of the computerised accounting system.

Pre-emptive Rights

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre- emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

Compliance with the Code of Best Practice

The Directors of the Company confirm that in the year ended 31 December, 2002, the Group was in compliance with the Code of Best Practice set out in Appendix 14 to the Main Board Listing Rules ("the Listing Rules") issued by the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Directors, Supervisors and Senior Administrative Officers

Directors, Supervisors and Senior Administrative Officers of the Company in 2002 were as follows:


   Name                Age                    Position
---------------        ---       --------------------------------------------------
Yan Zhi Qing           60        Chairman of the Board of Directors
Wang Chang Shun        45        Vice Chairman of the Board of Directors; President
Li Feng Hua            53        Director; Vice President
Wang Shao Xi           61        Director
Zhang Rui Ai           61        Director
Zhou Yong Jin          59        Director
Xu Jie Bo              37        Director; Chief Financial Officer
Wu Rong Nan            61        Director
Simon To               51        Independent Non-Executive Director
Peter Lok              66        Independent Non-Executive Director
Wei Ming Hai           38        Independent Non-Executive Director
Liang Hua Fu           61        Chairman of the Supervisory Committee
Gan Yu Hua             74        Supervisor
Li Qi Hong             55        Supervisor
Jiang Ping             52        Vice President
Li Kun                 42        Vice President
Yuan Xin An            46        Vice President
Zheng En Ren           57        Vice President
Yang Guang Hua         49        Vice President
Su Liang               40        Company Secretary


On 12 April, 2002, the Board of Directors by resolutions appointed Mr. Yuan Xin An, Mr. Zheng En Ren and Mr. Yang Guang Hua respectively as Vice President of the Company.

On 11 October, 2002, Li Feng Hua resigned as the Director and Vice President of the Company due to work arrangement.

On 14 March, 2003, Mr. Wang Shao Xi and Mr. Zhang Rui Ai tendered their resignations to the Company as Directors of the Company due to retirement. Such resignations will take effect after approval at the 2002 Annual General Meeting of the Company.

Subject to passing of the proposed resolutions in the Company Annual General Meeting for the year 2003, the Company will appoint Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Wang Zhi and Sui Guan Jun as directors.

Biographical details of the Board of Directors, Senior Administrative Officers and members of the Supervisory Committee are set out on pages 111 to 115 of this Annual Report.

Equity Interests in the Company Held by the Directors and Supervisors

As at 31 December, 2002, none of the Directors or Supervisors of the Company held any interest in the Company or any associated corporation of the Company, which is required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance, or which is required, pursuant to
Section 29 of the SDI Ordinance, to be entered in the register of the Company.

At no time during 2002 or before has any Director, Supervisor or member of the Senior Administrative Officers or any of their spouses or minor children, been granted or exercised or subscribed for shares or debentures or options of the Company.

Service Contracts of the Directors and Supervisors

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or has proposed to enter into any other service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interests of the Directors and Supervisors in Contracts

In 2002, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Connected Transactions

The Company enters from time to time into certain connected transactions with CSAHC and other connected persons. Such transactions fall within the definition of connected transactions as set out in Chapter 14 of the Listing Rules issued by the Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange"). The Hong Kong Stock Exchange has granted waivers to the Company in respect of compliance with certain provisions of Chapter 14 of the Listing Rules. Details of such transactions conducted during the year and/or the related agreements entered into between the Company and such parties for which waivers have been obtained are disclosed as follows:

(A) Demerger Agreement

The Demerger Agreement dated 25 March, 1995 (such Agreement was amended by Amendment No.1 dated 22 May, 1997) was entered into between the CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the Demerger Agreement, CSAHC and the Company have agreed to indemnify the other party against, among other things, claims, liabilities and expenses incurred by such other party but relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company (as the case may be) pursuant to the Demerger Agreement.

Neither the Company nor CSAHC has been required to make any payments in respect of such indemnification obligations from the date of the Demerger Agreement up to the date of this report.

(B) Connected Business Transactions

The Company and CSAHC and their respective subsidiaries were a single group prior to the restructuring of CSAHC in 1995 in anticipation of the Company's global offering (the "Restructuring"). As a result, certain arrangements between them have continued after the Restructuring and the listing of the Company's shares on the Hong Kong Stock Exchange and New York Stock Exchange. At present, the Company and CSAHC (or their respective subsidiaries) have entered into the following agreements:

(a) Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC

The Company and SAIETC have entered into an agreement dated 22 May, 1997, for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term extending from 22 May, 1997 to 22 May, 2000 (renewable by the parties). The agreement has been extended to 22 May, 2003.

For the year ended 31 December, 2002, the amount incurred by the Group for the import and export of the above equipment was RMB583,548,000, inclusive of agency commission of 1.5% above the contract prices paid to SAIETC.

(b) Southern Airlines Advertising Company, which is 90% owned by the Company and 10% owned by CSAHC

On 26 August, 2002, the Company had entered into a takeover agreement with CSAHC. As a result, the Company owns 90%, and CSAHC owns 10% of Southern Airlines Advertising Company.

The Company and Southern Airlines Advertising Company have entered into an agreement dated 22 May, 1997, for the provision of advertising services for a term extending from 22 May, 1997 to 22 May, 2000. The agreement has been extended three years to 22 May, 2003.

From January to December 2002, the amount incurred by the Group to Southern Airlines Advertising Company for advertising services was RMB3,275,000.

(c) Southern Airlines Group Finance Company Limited ("SA Finance") which is 42% owned by CSAHC, 30% owned by the Company, 28% owned in aggregate by six subsidiaries of the Company

The Company has entered into a financial agreement dated 22 May, 1997, with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from 22 May, 1997 to 22 May, 2000. The agreement has been extended to 22 May, 2006.

Under such agreement, (a) all funds that the Company deposits with SA Finance will be deposited by SA Finance with the Industrial and Commercial Bank of China, Bank of Communications, Bank of Agriculture, China Construction Bank, or other banks of similar creditworthiness; and (b) SA Finance will not at any time have outstanding loans in excess of the amount representing the aggregate of (i) deposits received from entities other than the Company, (ii) SA Finance's shareholders' equity and (iii) capital reserves.

The Group had short-term deposits placed with SA Finance at 31 December, 2002 amounting to RMB900,979,000 which earned interest at the rate of 1.98%-3.00% per annum.

(d) Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC , and 67% owned by two independent third parties

The Company and Shenzhen Air Catering Company Limited have entered into an agreement dated 23 May, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from 23 May, 1997 to 23 May, 1998. The agreement has been extended by the parties to 23 May, 2003.

For the year ended 31 December, 2002, the amount paid by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB29,058,000.

(e) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), which is 50% owned by the Company and 50% owned by two independent third parties

The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On 17 May, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the "Fee Agreement"). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labour costs at US$30.0 per hour during 2002.

For the year ended 31 December, 2002, the amount incurred by the Group for such repair and maintenance services was RMB592,311,000.

(f) China Southern West Australian Flying College Pty Ltd (the "Australian Pilot College"), which is 65% owned by the Company and 35% owned by CSAHC

CSAHC and the Australian Pilot College entered into an agreement dated 7 October, 1993 for the provision of pilot training in Australia to the cadet pilots of CSAHC (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the Demerger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.

For the year ended 31 December, 2002, the amount paid by the Group to the Australian Pilot College for training services was RMB56,342,000.

(g) Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party

The Company and Southern Airlines (Group) Economic Development Company have entered into an agreement dated 22 May, 1997, for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from 22 May, 1997 to 22 May, 2007.

For the year ended 31 December, 2002, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB101,350,000.

(h) Guangzhou Nanland Air Catering Company Limited ("Nanland"), which is 51% owned by the Company and 49% owned by an independent third party

The Company and Nanland have entered into a catering agreement dated 22 May, 1999 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Guangzhou. Pursuant to such agreement, Nanland will supply inflight meals to the Company from time to time during the term from 22 May, 1999 to 22 May, 2000. The agreement will then be automatically extended annually.

For the year ended 31 December, 2002, the amount paid by the Group to Nanland for the provision of inflight meals was RMB88,911,000.

(i) Ticket sales arrangements

The Group has entered into ticket agency agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and International Air Transport Association ("IATA"). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional/international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

For the year ended 31 December, 2002, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB226,488,000.

(C) Trademark Licence Agreement

The Company and CSAHC have entered into a 10 year Trademark Licence Agreement dated 22 May, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants to the Company a renewable royalty-free licence to use the kapok logo on a world-wide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives written notice of termination three months before the expiration of the agreement, the agreement will be automatically extended for another 10-year term.

(D) Leases

The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

(a) The Company and CSAHC have entered into a land lease agreement dated 22 May, 1997, in respect of the land used by the Company within Guangzhou Baiyun International Airport. The rental payment is RMB2,650,700 per year. The term of the lease is five years commencing 1 April, 1997 and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

(b) The Company and CSAHC have separately entered into four lease agreements dated 22 May, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB12,573,000 per year. The term of each lease is one year and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

(c) The Company and CSAHC have entered into an indemnification agreement dated 22 May, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain land and buildings.

(E) Comprehensive Services and Employee Benefits

The Company and CSAHC have entered into a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997.

The Services Agreement provides that CSAHC shall sell or rent housing to eligible employees of the Group at lower than market price. As the housing is sold or rented below cost and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay CSAHC RMB85 million per year, payable quarterly in arrears, for a term of ten years from 1995 to 2004.

(F) Ongoing Connected Transactions with Northern Airlines and Xinjiang Airlines

Northern Airlines

Northern Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Shenyang, East Northern part of the PRC. Following the consolidation and restructuring among CSAHC, Northern Airlines and Xinjiang Airlines as described in the Company's announcement dated 11 October, 2002 (the "Consolidation and Restructuring"), Northern Airlines becomes a wholly owned subsidiary of CSAHC and therefore constitutes a connected person of the Company under the Listing Rules.

Xinjiang Airlines

Xinjiang Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Urumqi, Xinjiang. Following the consolidation and restructuring, Xinjiang Airlines becomes a wholly owned subsidiary of CSAHC and therefore constitutes a connected person of the Company under the Listing Rules.

(a) In-flight Meals Arrangement with Northern Airlines, a wholly owned subsidiary of CSAHC

     Nanland has been providing and will provide in-flight meals to Northern Airlines. Pursuant to an agreement dated 23 June, 2000, Nanland has been providing in-flight meals to Northern Airlines from time to time for a period of one year. The agreement will then be automatically extended annually. For the year ended 31 December, 2002, the amount paid by Northern Airlines to Nanland for the provision of in-flight meals was approximately RMB4,413,000.

(b) Pursuant to an agreement dated 30 October, 2001, Northern Airlines has been providing and will provide in-flight meals to the Group from time to time for a period of one year. The agreement will then be automatically extended annually.

     For the year ended 31 December, 2002, the amount paid by the Group to Northern Airlines for the provision of in-flight meals was approximately RMB2,539,000.

(c) In-flight Meals Arrangement with Xinjiang Airlines, a wholly owned subsidiary of CSAHC

     Pursuant to an agreement dated 24 March, 2001, Nanland has been providing and will provide in-flight meals to the Xinjiang Airlines from time to time for a period of one year. The agreement will then be automatically extended annually.

     For the year ended 31 December, 2002, the amount paid by Xinjiang Airlines to Nanland for the provision of in-flight meals was approximately RMB2,096,000.

(d) Pursuant to an agreement dated 20 September, 1999, Xinjiang Airlines has been providing and will provide in-flight meals to the Company for a period of one year. The agreement will then be automatically extended annually. The amount paid by the Group to Xinjiang Airlines for the provision of in-flight meals for the year ended

31 December, 2002 was approximately RMB1,067,000.

(e) Ticket Sales Arrangement with Northern Airlines, a wholly owned subsidiary of CSAHC

     In accordance with the relevant requirement and industry practice, the Group has entered into ticket agency arrangement with Northern Airlines for the sale of the Group's air tickets by Northern Airlines and for the sale of Northern Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission rates are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Northern Airlines to the Group for the year ended 31 December, 2002 was approximately RMB1,516,000. The amount of commission paid by the Group to Northern Airlines for the year ended 31 December, 2002 was approximately RMB554,000.

     The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

(f) Ticket Sales Arrangement with Xinjiang Airlines, a wholly owned subsidiary of CSAHC

     The Group has entered into ticket agency arrangement with Xinjiang Airlines for the sale of the Group's air tickets by Xinjiang Airlines and for the sale of Xinjiang Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission sales are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Xinjiang Airlines to the Group for the year ended 31 December, 2002 was approximately RMB449,000. The amount of commission paid by the Group to Xinjiang Airlines for the year ended 31 December, 2002 was approximately RMB199,000.

     The amount payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

(g) In November 2002, the Hong Kong Stock Exchange granted a waiver in relation to the in-flight meals and ticket sales arrangements between the Group and CSAHC after approval of the consolidation and restructuring proposal of the PRC aviation industry by the State Council of the PRC (the "Ongoing Connected Transactions for In-Flight meals and Ticket Sales").

The Hong Kong Stock Exchange has granted the waiver on and subject to the following conditions:

1. the Ongoing Connected Transactions for In-flight Meals and Ticket Sales shall be:

(a) entered into in the ordinary and usual course of business of the Group;

(b) conducted either on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

(c) on terms that are fair and reasonable so far as the shareholders of the Company and in the interest of the Company as a whole are concerned;

2. the aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the On going Connected Transactions for In-Flight Meals and Ticket Sales for each financial year have will not exceeded the higher of HK$10 million and 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts (the "Relevant Cap Amount");

3. the details of the On going Connected Transactions for In-Flight Meals and Ticket Sales will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules for the relevant financial year of the Company;

4. the independent non-executive directors will review annually and confirm in the Company's annual report of the relevant financial year that the On going Connected Transactions for In-Flight Meals and Ticket Sales have been conducted in the manner as stated in paragraph 1 above and comply with the Relevant Cap Amount as stated in paragraph 2 above;

5. the auditors of the Company shall review annually the transactions and provide a letter to the Board of Directors stating that:

(a) the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales have received approval of the Board of Directors of the Company;

(b) the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales have been entered into in accordance with the terms of the agreements relating to the transactions;

(c) the aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales for each financial year shall not exceed the Relevant Cap Amount set out in paragraph 2 above; and

(d) the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales are in accordance with the pricing policy of the Group.

Where, for whatever reasons, the auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall contact the Hong Kong Stock Exchange immediately.

6. CSAHC shall provide to the Hong Kong Exchange an undertaking that, for so long as the Company's shares are listed on the Hong Kong Stock Exchange, it will provide the Company's auditors with full access to its relevant records for the purpose of the auditors' review of the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales.

(h) As CSAHC is the 65.2% controlling shareholder of the Company, each of the eight revenue sharing scheme agreements entered into between the Company, Northern Airlines and Xinjiang Airlines (the "RSSA") where Northern Airlines and Xinjiang Airlines are the relevant parties will constitute a connected transaction under the Listing Rules. The major terms of each RSSA are similar and are briefly described as follows:

1. Revenue arising from those routes covered under the RSSA will be allocated in proportion to the traffic capacity, calculated by reference to the model of the aircraft, frequency of the flights and also the seats capacity, deployed by the respective parties to the RSSA respectively. The allocation of the revenue is not ascertainable until the end of each month during the term of the respective RSSA.

2. The traffic capacity is determined by the respective airlines. The corresponding operating costs will be borne by the respective parties to the RSSA.

3. The revenue derived from those routes covered under the RSSA will be collected by the respective parties to the RSSA independently ("Actual Revenue"). At the end of the term of the RSSA, Actual Revenue of the respective parties to the RSSA will be aggregated and calculated under the terms of the RSSA. The amount of revenue attributable to each party according to the terms of the RSSA will be allocated among the respective parties to the RSSA in proportion to the monthly seat capacity of the parties ("Allocated Revenue"). Any Allocated Revenue in excess of the Actual Revenue collected by any parties under the RSSA will be allocated to such parties. The tickets will be sold by the respective parties to the RSSA under their respective codes.

4. The scheme has the beneficial effect of protecting the interests of the parties to the RSSA in the operation of the routes covered under the RSSA.

5. There is no consideration payable by the parties in entering into the RSSA.

6. Each of the RSSA will be effective from 1 December, 2002 to 29 March, 2003. At the end of the term, the parties to the respective RSSA can renew the term on the same terms as the RSSA or amend the terms of the RSSA. If and when there are any amendments to the terms of the RSSA, the Company will comply with the Listing Rules requirements.

Reasons for the Ongoing Transactions

It is expected that by entering into the RSSA, adverse price competition of the routes covered under the RSSA can be avoided to certain extent and the effect of which is to protect the interest of each party to the RSSA.

In December 2002, the Hong Kong Stock Exchange granted a waiver in relation to the eight RSSA between the Company, Northern Airlines and Xinjiang Airlines relating to eight domestic routes (the "Ongoing Connected Transactions for Revenue sharing").

The Hong Kong Stock Exchange has granted the Waiver on and subject to the following conditions:

1. the Ongoing Connected Transactions for Revenue Sharing shall be:

(a) entered into in the ordinary and usual course of business of the Group;

(b) conducted either on normal commercial terms or on terms no less favourable than terms available from independent third parties; and

(c) entered into in accordance in the relevant agreements and on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole;

2. the aggregate amount payable by the Group to Northern Airlines and Xinjiang Airlines (as appropriate) and by Northern Airlines and Xinjiang Airlines (as appropriate) to the Group under the RSSA for each financial year will not exceed the higher of HK$10 million and 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts (the "Relevant Cap Amount for Revenue Sharing");

3. the details of the Ongoing Connected Transactions for Revenue Sharing will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules for the relevant financial year of the Company;

4. the independent non-executive directors will review annually and confirm in the Company's annual report of the relevant financial year that the Ongoing Connected Transactions for Revenue Sharing have been conducted in the manner as stated in paragraph 1 above and comply with the Relevant Cap Amount for Revenue Sharing as stated in paragraph 2 above;

5. the auditors of the Company shall review annually the Ongoing Connected Transactions for Revenue Sharing and provide a letter to the Board of Directors stating that:

(a) the Ongoing Connected Transactions for Revenue Sharing have received approval of the Board of Directors of the Company;

(b) the Ongoing Connected Transactions for Revenue Sharing have been entered into in accordance with the terms of the agreements relating to the transactions;

(c) the aggregate amount payable by the Group to Northern Airlines and Xinjiang Airlines (as appropriate) and by Northern Airlines and Xinjiang Airlines (as appropriate) to the Group under the RSSA for each financial year will not exceed the

Relevant Cap Amount for Revenue Sharing set out in paragraph 2 above; and

(d) the Ongoing Connected Transactions for Revenue Sharing are in accordance with the pricing policy of the Group.

Where, for whatever reasons, the auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall contact the Hong Kong Exchange immediately; and

6. Northern Airlines and Xinjiang Airlines shall provide to the Hong Kong Stock Exchange an undertaking that, for so long as the Company's shares are listed on the Hong Kong Stock Exchange, it will provide the Company's auditors with full access to their relevant records for the purpose of the auditors' review of the Ongoing Connected Transactions for Revenue Sharing .

For the year ended 31 December, 2002, the aggregate amounts payable by the Group to Northern Airlines and Xinjiang Airlines under the RSSA amounted to RMB1,408,000 and the aggregate amounts payable by Northern Airlines and Xinjiang Airlines to the Group amounted to RMB238,000 and RMB1,170,000

The Independent Non-Executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the connected transactions described in (B) through (F) above and have concluded that:

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (A) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(c) the transactions have been performed either (A) in accordance with the terms of the agreement governing each such transaction or (B) (where there is no such agreement) on terms no less favourable than terms available from third parties; and

(d) the aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the On going Connected Transactions for In-Flight Meals and Ticket Sales for each financial year have not exceeded the higher of HK$10 million and 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts.

Waiver from the Stock Exchange of Hong Kong Limited

In March 2002, the Hong Kong Stock Exchange granted a waiver to allow the Company to use a new size test based on available tonne kilometres ("ATKs") to replace the normal net asset test and consideration test under Chapter 14 of the Listing Rules in respect of acquisitions and disposals of aircraft.

The Hong Kong Stock Exchange has granted the waiver on and subject to the following conditions:

1. Instead of the normal tests under Chapter 14 of the Listing Rules, the tests may be calculated by reference to the ATKs for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs.

2. The proposed method of calculation for the four tests will replace the net asset test and the consideration test only while the other two tests, namely, net profit and equity capital issued tests will continue to apply as set out in Chapter 14 of the Listing Rules.

3. The calculation of ATKs will be as follows: i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report, ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and iii) ATKs for aircraft being acquired will be based on the historical operating data for the same type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry.

4. The Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently.

5. For the purposes of making the test as stated in paragraph 1 above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction under these rules.

6. The thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 30%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction).

7. Where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's next annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply.

8. An option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as acquisition of aircraft.

9. The waiver will only apply to acquisition/disposal of aircraft, and acquisition or disposal of other types of assets by the Company will be subject to provisions under Chapter 14 of the Listing Rules.

10. The Company will disclose in its annual reports and interim reports the following information:

(a) regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

(b) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the annual report relates; and

(c) details of the waiver granted pursuant to the application.

11. The Company remains a subsidiary of the CSAHC. Should there be any change in control of the Company, the Hong Kong Stock Exchange will need to reconsider whether the waiver continues to be appropriate.

Regarding future deliveries of aircraft, details of aircraft on order and the years in which such aircraft are scheduled to be delivered, please refer to note 29 to the financial statements. Three Boeing 757-200 aircraft were subject to options exercisable and had been exercised during the period to which this annual report relates.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB1.4 million (2001: RMB1.4 million).

Designated Deposits and Overdue Time Deposits

As at 31 December, 2002, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

Material Litigation

The Group was not involved in any material litigation or dispute in 2002.

Auditors

A resolution is to be proposed at the forthcoming Annual General Meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.


By Order of the Board of Directors
Yan Zhi Qing
Chairman of the Board of Directors

Guangzhou, the PRC
14 March, 2003

Report of the Supervisory Committee

Dear shareholders:

In 2002, the Supervisory Committee of the Company pursued their work in accordance with the provisions of the Company Law of the PRC, the Articles of Association of the Company and the "Working Regulations of the Supervisory Committee of China Southern Airlines Company Limited" with the objective of protecting the shareholders' best interests and focusing on the development and expansion of the Group.

The Supervisory Committee has participated in the Group's reorganisation and has studied and reviewed the Group's major operations, improving efficiency measures, flying safety, technological improvement and investment projects.

The Supervisory Committee has reviewed the Report of the Directors to be submitted at the forthcoming 2002 Annual General Meeting of the Company, and concluded that they have been properly prepared. It has also reviewed the Group's financial position, including interim results and annual financial statements, and no irregularities have been found.

In the opinion of the Supervisory Committee, the Directors, the President and Senior Administrative Officers of the Company have all carried out their duties diligently and with due consideration to the overall interests of the Company and the shareholders, and in compliance with the provisions of the Company's Articles of Association, the Listing Rules of the Hong Kong Stock Exchange and the provisions of the Company Laws of the PRC.

The Supervisory Committee is satisfied with the Report of the Directors for 2002 and appreciates the measures the Company undertook during the year to control operating cost per unit of available tonne kilometre and to enhance the economic returns of the Company. The Supervisory Committee is also glad to find that the Company managed to achieve profit amid keen market competition and significant slowdown in the global economy. We will continue to pay close attention to the challenges and opportunities brought by the reorganisation of the CSAHC. We believe the market competitive power and ability to strive for continual growth of the CSAHC will be further strengthened after the reorganisation, and we have every confidence in the Group's prospects.

In the opinion of the Supervisory Committee, in order to coordinate the future development of the Company, the Supervisory Committee is prepared to continue strengthening its supervisory efforts in the future.

By Order of the Supervisory Committee
Liang Hua Fu

Chairman of the Supervisory Committee

Guangzhou, the PRC
14 March, 2003

Report of the International Auditors



REPORT OF THE INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED (Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 43 to 108 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

Respective responsibilities of Directors and Auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong
14 March, 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December, 2002
(Expressed in Renminbi)

                                                                         2002                2001
                                                        Note            RMB'000             RMB'000
                                                        ----          ----------          ----------
Operating revenue:
  Traffic revenue                                                     17,481,892          16,461,532
  Other revenue                                                          536,728             418,126
                                                                      ----------          ----------
Total operating revenue                                    3          18,018,620          16,879,658
                                                           =          ==========          ==========
Operating expenses:
  Flight operations                                                    6,732,543           6,905,628
  Maintenance                                                          2,333,419           2,014,579
  Aircraft and traffic servicing                                       2,511,284           2,297,521
  Promotion and sales                                                  1,499,587           1,540,780
  General and administrative                                           1,060,010             892,233

                                                                         2002                2001
                                                        Note            RMB'000             RMB'000
                                                        ----          ----------          ----------
  Depreciation and amortisation                                        1,839,871           1,814,974
  Other                                                                   15,829              13,270
                                                                      ----------          ----------
Total operating expenses                                    4         15,992,543          15,478,985
                                                            =         ==========          ==========
Operating profit                                                       2,026,077           1,400,673
Non-operating income/(expenses):
  Share of associated companies' results                                  36,988              53,077
  Share of jointly controlled entities' results            14             (3,352)             (4,034)
  Gain/(loss) on sale of fixed assets                       5            170,740             (55,889)
  Interest income                                                         52,618              49,878
  Interest expense                                          4           (959,193)           (933,717)
  Exchange (loss)/gain, net                                             (175,451)            296,777
  Other, net                                                              (9,328)            (11,509)
                                                                       ---------            --------
Total net non-operating expenses                                        (886,978)           (605,417)
                                                                       =========            ========
Profit before taxation and minority interests               4          1,139,099             795,256
Taxation                                                    7           (398,227)           (320,519)
                                                                       ---------            --------
Profit before minority interests                                         740,872             474,737
Minority interests                                                      (165,111)           (134,512)
                                                                       ---------            --------
Profit attributable to shareholders                                      575,761             340,225
                                                                       ---------            --------
Basic earnings per share                                    9            RMB0.17             RMB0.10
                                                                       ---------            --------



The notes on pages 51 to 108 form part of these financial statements.

 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)           (CHINESE TRANSLATION
                                                            OF COMPANY'S NAME)

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


                                                                    ATTACHMENT A

REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED


I/we intend to attend (in person/by proxy)(1) the AGM of the Company to be held on 13 May, 2003.

Name(2) ________________________________________________________________________

Number of ordinary shares registered in my name(3) _____________________________

Identity card/passport number(1),(4) ___________________________________________

Share account number ___________________________________________________________

Mailing address ________________________________________________________________

Telephone number _______________________________________________________________



Signature(5): ___________________________      Date: ______________________ 2003

Notes:

(1)     Please delete the option which is not applicable.

(2) Please insert your full name in both English and Chinese in block capital letters.

(3)     Please attach a photocopy of proof of ownership of your shares.

(4)     Please attach a photocopy of your identity card/passport.

(5) This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

(CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)           (CHINESE TRANSLATION OF
                                                                 COMPANY'S NAME)

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)



                                                                    ATTACHMENT B
The number of H Shares to which this
proxy form relates(1)


FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(2),
       ------------------------------------------------------------------------,
holder of share account number
                              -------------------------------------------------,
residing at
           --------------------------------------------------------------------,
being the registered holder of(3)
                                 ----------------------------------------------,
ordinary shares of the Company, HEREBY APPOINT(4)
                                                 ------------------------------,
residing at
           --------------------------------------------------------------------.

as my/our proxy/proxies to attend on my/our behalf the AGM of the Company to be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC at 9:00 a.m., on 13 May, 2003 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).



 ORDINARY RESOLUTIONS                                                                          FOR                 AGAINST
 --------------------                                                                          ---                 -------

1.      To approve the Report of the Directors for the year 2002;

2.      To approve the Report of the Supervisory Committee for the year 2002;

3.      To approve the audited consolidated financial statements for the year 2002;

4.      To approve the reappointment of KPMG as the international auditors and KPMG Huazhen as the PRC auditors of the Company for the year 2003;

5.      It is resolved, that appointments of Liu Ming Qi, Peng An Fa, Wang Quan
        Hua, Zhao Liu An, Zhou Yong Qian, Wang Zhi, Sui Guang Jun, and that resignations of Wong Shao Xi and Zhang Rui Ai as directors of the Company and the authorisation by the Board of Directors to determine the newly appointed directors' remuneration be hereby accepted;

6.      To approve the authority for the A Share Issue as approved by the resolutions (I) to (VI) passed at the second Extraordinary General
        Meeting of the Company on 21 May 2002 be extended for one year from 21 May 2003;

7.      To approve the Company's board of directors' authority to plan for and on behalf of the Company all relevant matters relating to the A Share Issue be extended for 1 year from 21 May 2003; and

8.      To consider and approve the change of the Company's registered address to Guangzhou
        Economic & Technological Development District, Guangzhou, Guangdong Province, China.

9.      As special resolution, to consider and approve the passing of the following resolution:

        "That the Articles of Association of the Company be amended by adopting the following Article to replace Article 2:

        Article 2 Promoter of the Company: Southern Airlines (Group) (renamed as China Southern
        Air Holding Company)

        Registered Name of the Company:

        (Company's Name in Chinese)
        CHINA SOUTHERN AIRLINES COMPANY LIMITED" (English)

10.     As special resolution, to consider and approve the passing of the following resolution:

        "That the Articles of Association of the Company be amended by adopting the following Article to replace Article 3:

        Article 3 The company's address:
        Guangzhou Economic & Technological
        Development District, Guangzhou
        Guangdong Province
        China

        Telephone: (020) 86123303
        Facsimile: (020) 86644623"

11.     Subject to passing of the proposed resolutions in agenda item numbers
        (8) to (10) herein, to consider and approve that the Board of Directors be authorized to take such actions on behalf of the Company as it deems necessary in order to give effect to such proposed resolutions.

12.     To approve other matters, if any.



Signature(5):                        Date:                                  2003
             -----------------            ----------------------------------


Notes:

(1) Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2) Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

(3) Please insert the number of all the Shares in the Company registered in your name(s).

(4) If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

(5) If you wish to vote for any of the resolutions, please insert a "|X|" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "|X|" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

(6)     BIOGRAPHICAL DETAILS OF NEW DIRECTORS

        LIU MING QI Mr. Liu graduated from the South China Normal University and Fudan University with a Master degree in Economics. He is the party secretary and vice president of China Southern Air Holding Company ("CSAHC"). Mr. Liu began his career in 1968. He has held positions such as the party secretary, and Mayor of Sanya, vice governor of Hainan Province, vice director of the Hong Kong and Macau Affairs Office of the State Council, vice director of the Liaison Office of the Central People's Government in Macau Special Administrative Region.

        PENG AN FA Mr. Peng is a vice president of the CSAHC. He graduated from the China Civil Aviation Flight College with major in Navigation, and from South China Normal University with major in Chinese Language. He began his career in civil aviation in 1969. He has held positions such as navigation director of the Sixth Fleet, vice party secretary and party secretary of CAAC. He was party secretary of the Aviation Department of the SA Group in July 1994, president and deputy party secretary of the Shenzhen Company of the SA Group in March 1998 and vice president of the SA Group from August 2001 to October 2002. Mr. Peng is concurrently the deputy chairman of Shenzhen Air Catering Company Limited and CNAC (Hong Kong) Co., Ltd.

        WANG QUAN HUA Mr. Wang is a vice president of CSAHC. He graduated from the Economics and Management Department of the Central Party School. He began his career in civil aviation in 1972. He has held positions such as director of Planning Department of Guangzhou Civil Aviation Administration, office director of Shenzhen Company of CSAHC, director of Planning and Operation Division of CSAHC, president of Planning and Development Division of China Southern Airlines Company Limited, and vice president of the SA Group.

        ZHAO LIU AN Mr. Zhao is a vice president of CSAHC and the president of Xinjiang Airlines. He began his career in civil aviation in 1966. He has held positions such as director of the Flight Meteorology and Safety Monitoring Division, director of Scientific Education Division, director of Aviation Standard Division, Chief captain of the ninth Squadron of the Civil Aviation Administration, vice president and he is currently a president of Urumqi Civil Aviation Administration. He was a vice president and was later promoted to the position of president of Xinjiang Airlines.

        ZHOU YONG QIAN Mr. Zhou is a vice president of CSAHC and the president of Northern Airlines. He graduated from Nan Jing Institute of Meteorology College and began his career in civil aviation in 1990. He has held positions such as director of Organization Department of the Northeast China Civil Aviation Administration, deputy party secretary of Taoxian International Airport of Shenyang, deputy party secretary of Northeast China Civil Aviation Administration and party secretary of Northern Airlines.

        WANG ZHI Mr. Wang is a nominee of independent non-executive director of the Company. He graduated from Harbin Institute of Technology specializing in Airplane Design and began his career in 1965. He has held positions such as director and senior engineer of Civil Aviation Research Institute of China, vice president and deputy secretary of Civil Aviation First Research Institute, deputy chief and chief of the Planning Division of the CAAC, chief of Planning and Technology Restructuring Division and Planning and Technology Division of the CAAC. Mr. Wang also holds professor positions in several universities.

        SUI GUANG JUN Mr. Sui is a nominee of independent non-executive director of the Company. He graduated from the Department of Economics of Jinan University with a Master degree in 1986. He obtained a Doctorate degree in the Department of Business Administration of Jinan University in 1996. Mr. Sui has held positions such as deputy director of Institute of Economy of Hongkong, Macau & Special Economic Zone and Dean of the Department of Business Administration in Jinan University. He is currently the head of the Postdoctoral Research Station of Applied Economic and President of Management Institute in Jinan University.

(7) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

(8) To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

(9) A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

(10) This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.

(11) Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so which to.